EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands except ratios)

	Three Months Ended March 31,
	2014	2013
Earnings:
Net loss(1)	$(10,761)	$(5,377)
Fixed Charges	17,152	11,387
Equity income in unconsolidated company	—	—
Interest capitalized	(2,648)	(3,447)
Amortization of previously capitalized interest	443	91
Total	4,186	2,654
Fixed Charges:
Interest cost and debt expense	13,188	6,889
Interest capitalized	2,648	3,447
Interest allocable to rental expense(2)	1,316	1,051
Total Fixed Charges	$17,152	$11,387
Preferred limited partner dividends	4,399	1,957
Total Fixed Charges and Preferred Dividends	$21,551	$13,344
Ratio of Earnings to Fixed Charges	0.24x	0.23x
Ratio of Earnings to Fixed Charges and Preferred Dividends	0.19x	0.20x

(1)	Includes loss on asset sales and disposal of $1.6 million and $0.7 million for the three months ended March 31, 2014 and 2013, respectively.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.